Exhibit 99.2

Condensed unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

February 28, 2015

Intellipharmaceutics International Inc.
February 28, 2015

Table of contents

Condensed unaudited interim consolidated balance sheets	2

Condensed unaudited interim consolidated statements of operations and comprehensive (loss) income	3

Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency)	4

Condensed unaudited interim consolidated statements of cash flows	5

Notes to the condensed unaudited interim consolidated financial statements	6-21

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28,	November 30,
	2015	2014
	$	$

Assets
Current
Cash	4,224,083	4,233,975
Accounts receivable, net	418,873	1,011,133
Investment tax credits	381,612	324,986
Prepaid expenses, sundry and other assets	305,023	414,663
	5,329,591	5,984,757

Deferred offering costs (Note 5)	419,898	271,381
Property and equipment, net	1,565,716	1,618,897
	7,315,205	7,875,035

Liabilities
Current
Accounts payable	716,506	668,069
Accrued liabilities	604,480	675,487
Employee costs payable	178,879	181,204
Current portion of capital lease obligations	20,160	21,449
Deferred revenue (Note 3)	150,000	-
Convertible debenture (Note 4)	1,428,608	1,377,302
	3,098,633	2,923,511

Capital lease obligations	33,330	42,160
	3,131,963	2,965,671

Shareholders' equity
Capital stock (Notes 5 and 6)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
23,541,611 common shares (2014 - 23,456,611)	19,229,605	18,941,067
Additional paid-in capital	31,019,930	31,119,930
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(46,350,714)	(45,436,054)
	4,183,242	4,909,364
Contingencies (Note 10)
	7,315,205	7,875,035

See accompanying notes to condensed unaudied interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive (loss) income
for the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)
	2015	2014
	$	$
Revenue
Licensing (Note 3)	1,139,685	4,435,225
Milestone	-	245,833
	1,139,685	4,681,058

Expenses
Research and development	1,018,322	1,357,446
Selling, general and administrative	883,955	1,006,718
Depreciation	84,674	71,607
	1,986,951	2,435,771

(Loss) income from operations	(847,266)	2,245,287
Net foreign exchange gain	30,202	38,300
Interest income	-	126
Interest expense	(97,596)	(82,278)
Net (loss) income and comprehensive (loss) income	(914,660)	2,201,435

Net (loss) income per common share, basic and diluted
Basic	(0.04)	0.10
Diluted	(0.04)	0.09

Weighted average number of common shares outstanding
Basic	23,474,055	22,280,330
Diluted	23,474,055	23,561,129

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of shareholders' equity (deficiency)
for the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)
	Number	Capital stock amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders' equity (deficiency)
		$	$	$	$	$

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 8)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 4)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 7)	-	-	9,181	-	-	9,181
Stock options to employees (Note 6)	-	-	6,537	-	-	6,537
Shares issued for options exercised (Note 6)	12,000	42,826	(13,090)	-	-	29,736
Proceeds from at-the-market financing (Note 5)	1,312,100	4,944,014	-	-	-	4,944,014
Share issuance cost (Note 5)	-	(670,087)	-	-	-	(670,087)
Issuance of shares on exercise of warrants (Note 8)	65,000	296,777	(134,277)	-	-	162,500
Net income	-	-	-	-	2,201,435	2,201,435
Balance, February 28, 2014	22,819,711	16,334,682	29,654,378	284,421	(39,378,266)	6,895,215

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
DSU's to non-management board members (Note 7)	-	-	3,759	-	-	3,759
Stock options to employees (Note 6)	-	-	25,512	-	-	25,512
Shares issued for options exercised (Note 6)	85,000	288,538	(129,271)	-	-	159,267
Net loss	-	-	-	-	(914,660)	(914,660)
Balance, February 28, 2015	23,541,611	19,229,605	31,019,930	284,421	(46,350,714)	4,183,242

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)
	2015	2014
	$	$

Net (loss) income	(914,660)	2,201,435
Items not affecting cash
Depreciation	84,674	71,607
Stock-based compensation (Note 6)	25,512	6,537
Deferred share units (Note 7)	3,759	9,181
Accrued interest on related party loan	51,306	10,445
Unrealized foreign exchange gain	(2,321)	(65,489)

Change in non-cash operating assets & liabilities
Accounts receivable	592,260	(1,614,335)
Investment tax credits	(56,625)	(62,727)
Prepaid expenses, sundry and other assets	109,640	20,633
Accounts payable and accrued liabilities	(171,092)	(360,164)
Deferred revenue (Note 3)	150,000	-
Cash flows (used in) provided from operating activities	(127,547)	217,123

Financing activities
Issuance of common shares on option exercise (Note 6)	159,267	29,736
Repayment of capital lease obligations	(10,119)	(14,421)
Issuance of common shares on at-the-market financing (Note 5)	-	4,944,014
Financing cost	-	(429,242)
Proceeds from issuance of shares on exercise of warrants (Note 8)	-	162,500
Cash flows provided from financing activities	149,148	4,692,587

Investing activity
Purchase of property and equipment	(31,493)	(65,560)

Cash flows used in investing activities	(31,493)	(65,560)

(Decrease) increase in cash and cash equivalents	(9,892)	4,844,150
Cash, beginning of period	4,233,975	760,586

Cash, end of period	4,224,083	5,604,736

Supplemental cash flow information
Interest paid (Note 4)	44,353	44,353
Taxes paid	-	-

See accompanying notes to condensed unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.

The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and licensing income upon commercialization of its products. In November 2013, U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next fiscal year. The Company has incurred losses from operations since inception, and has a loss of $914,660 for the three months ended February 28, 2015 (February 28, 2014 - income of $2,201,435), and has an accumulated deficit of $46,350,714 as at February 28, 2015 (November 30, 2014 - $45,436,054). The Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward. In the event that the Company does not obtain sufficient additional capital, it will cast substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities which are at higher than currently projected levels, the Company will likely require significant additional capital. Although there can be no assurances, such financing may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

1.	Nature of operations (Continued)

Going concern (continued)

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2	Basis of presentation

(a)  Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

The condensed unaudited interim consolidated financial statements do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these condensed unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended November 30, 2014.

These condensed unaudited interim consolidated financial statements have been prepared using the same accounting policies and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2014.  The condensed unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented. All such adjustments are normal and recurring in nature.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

3.	Significant accounting policies

(a)  Translation of foreign currencies

Effective December 1, 2013, the Company changed its functional currency to U.S dollar. The change in functional currency was applied on a prospective basis.

The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(b)  Translation of foreign currencies (continued)

The impact of the change in functional currency on the measurement and reporting of warrants and the Debenture is discussed in Notes 4 and 8.  The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive (loss) income.

The Company’s reporting currency in the three months ended February 28, 2015 and year ended November 30, 2014 was the U.S. dollar.

(c)  Warrants

The Company issued warrants as described in Note 9. In fiscal 2013 the warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive (loss) income. The Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

(d)  Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 5. At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

 (e)  Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)   Revenue recognition (continued)

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive (loss) income.

The Company has a license and manufacturing agreement with Teva Pharmaceuticals USA, Inc. (“Teva”) by which the Company has granted Teva an exclusive license to market in the U.S. an extended release drug product candidate for which the Company has an ANDA pending FDA approval. Under the agreement with Teva, subject to certain conditions, the Company has agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that the Company will be its sole supplier of the product to be marketed in the U.S.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement.  Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.  In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. For the three months ended February 28, 2015, the Company recognized milestone revenue of $Nil (three months ended February 28, 2014 - $245,833).

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred Revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three months ended February 28, 2015, the Company received an amount of $150,000 and recorded it as deferred revenue, as it did not meet the criteria for recognition.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(e)  Revenue recognition (continued)

Other incidental services

Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(f)   Recently adopted accounting pronouncements

In March 2013, the FASB provided amendments to ASU No. 2013-05 “Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (a consensus of the FASB Emerging Issues Task Force)”. The amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption and retrospective application are permitted. The Company has adopted this standard on December 1, 2014.  The adoption did not have an impact on the Company’s  condensed unaudited interim consolidated financial statements for the three month period ended February 28, 2015.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss (NOL) carryforward, or similar tax loss or tax credit carryforward, rather than as a liability when (1) the uncertain tax position would reduce the NOL or other carryforward under the tax law of the applicable jurisdiction and (2) the entity intends to use the deferred tax asset for that purpose. The ASU does not require new recurring disclosures. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption and retrospective application are permitted.  The Company has adopted this standard on December 1, 2014.  The adoption did not have an impact on the Company’s condensed unaudited interim consolidated financial statements for the three month period ended February 28, 2015.

(g)  Future Accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.  The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(g)  Future Accounting pronouncements

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU No. 2015-02 is effective for periods beginning after December 15, 2015. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

4.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	February 28, 2015	November 30, 2014
	$	$
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, payable monthly	1,428,608	1,377,302

Convertible debenture

On January 10, 2013, the Company completed a private placement financing of the Debenture, which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture.

The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative is presented together on a combined basis with the host contract. The derivative is re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive (loss) income.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to equity under ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using an imputed rate of interest.

Accreted interest expense during the three months ended February 28, 2015 is $51,306 (three months ended February 28, 2014 - $27,575) and has been included in the condensed unaudited interim consolidated statements of operations and comprehensive (loss) income. In addition, the coupon interest on the Debenture for the three months ended February 28, 2015 is $44,353 (three months ended February 28, 2014 – $44,353) and has also been included in the condensed unaudited interim consolidated statements of operations and comprehensive (loss) income.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

5.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at February 28, 2015 the Company has 23,541,611 (November 30, 2014 – 23,456,611) common shares issued and outstanding, and no preference shares issued and outstanding.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale.

An aggregate of 1,689,500 common shares were sold for net proceeds of $6,390,670 in the year ended November 30, 2014. No sales were made under the equity distribution agreement in the three months ended February 28, 2015. An aggregate of 1,312,100 of common shares were sold for net proceeds of $4,808,054 in the three months ended February 28, 2014. Additional sales of common shares through Roth, if any, will be made at such time and at such price as are acceptable to the Company, from time to time, by means of ordinary brokers' transactions on the NASDAQ or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company is not required to sell shares under the equity distribution agreement. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering.

(c)
Costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred financing costs and will be amortized over the expected capital raised and recorded as share issuance cost against future share offerings.

6.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,354,161 based on the number of issued and outstanding common shares as at February 28, 2015. As at February 28, 2015, 1,970,102 options are outstanding and there were 384,061 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,658,364 performance-based stock options have been vested as of February 28, 2015. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. These options were outstanding as at February 28, 2015.

In the three months ended February 28, 2015, Nil (three months ended February 28, 2014 – Nil) stock options were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

6.	Options (continued)

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than four years. For options that have an expected life of less than four years the Company uses its own volatility.

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions are as follows:

		February 28, 2015			February 28, 2014
	Number of options	Weighted average exercise price per share	Weighted average grant date fair value	Number of options	Weighted average exercise price per share	Weighted average grant date fair value
		C$	C$		C$	C$

Outstanding, beginning of period	4,858,208	3.96	2.21	4,455,072	3.97	2.21
Exercised	(85,000)	2.38	1.93	(12,000)	2.65	4.20
Forfeited	(39,166)	3.60	2.44	(2,000)	1.81	-
Balance at end of period	4,734,042	3.99	2.21	4,441,072	3.97	2.22

Options exercisable end of period	3,516,215	4.14	2.41	3,320,164	4.09	2.42

Total unrecognized compensation cost relating to the unvested performance-based stock options at February 28, 2015 is approximately $2,482,528 (February 28, 2014 - $1,771,200). For the three months ended February 28, 2015, no compensation cost has been recognized for the remaining unvested performance-based options (three months ended February 28, 2014 - $Nil).

For the three months ended February 28, 2015, 85,000 options were exercised for a cash consideration of $159,267. For the three months ended February 28, 2014, 12,000 options were exercised for a cash consideration of $29,736.

The following table summarizes the components of stock-based compensation expense.

	For the three months ended
	February 28, 2015	February 28, 2014
	$	$

Research and development	819	-
Selling, general and administrative	24,693	6,537
	25,512	6,537

The Company has estimated its stock option forfeitures to be $Nil for the three months ended February 28, 2015 (three months ended February 28, 2014 - $Nil).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

7.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the three months ended February 28, 2015, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at February 28, 2015, 50,347 DSUs are outstanding and 59,653 DSUs are available for grant under the DSU Plan.

	For the three months ended
	February 28, 2015		February 28, 2014
	$	shares	$	shares
Additional paid in capital	3,759	1,338	9,181	2,325
Accrued liability	7,798	3,046	3,883	989

8.	Warrants

All the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was the Canadian dollar. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive (loss) income.

In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.

The holders of Series A common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised multiplied by the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.

The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

8.	Warrants (continued)

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

Effective December 1, 2013, the Company changed its functional currency to the U.S dollar such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.

The following table provides information on the 5,879,300 warrants outstanding and exercisable as of February 28, 2015:

Warrant	Exercise price	Number outstanding	Expiry	Shares issuable upon exercise

Series A Warrants	2.50	3,285,000	February 1, 2016	1,642,500
March 2013 Warrants	2.10	1,724,300	March 22, 2018	431,075
July 2013 Warrants	2.55	870,000	July 31, 2018	217,500
		5,879,300		2,291,075

During the three months ended February 28, 2015, there were no exercises of warrants (three months ended February 28, 2014 – 130,000), resulting in the issuance of Nil (three months ended February 28, 2014 – 65,000) common shares.

Details of warrant transactions are as follows:

	Series A Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2014	3,285,000	1,724,300	870,000	5,879,300
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, February 28, 2015	3,285,000	1,724,300	870,000	5,879,300

	Series A Warrants	Placement Agents Warrants	March 2013 Warrants	July 2013 Warrants	Total

Outstanding, December 1, 2013	3,670,000	96,000	1,724,300	870,000	6,360,300
Issued	-	-	-	-	-
Exercised	(130,000)	-	-	-	(130,000)
Expired	-	-	-	-	-
Outstanding, February 28, 2014	3,540,000	96,000	1,724,300	870,000	6,230,300

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

9.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three months ended February 28, 2015 and February 28, 2014. The Company has non-capital loss carry-forwards at February 28, 2015, totaling $23,986,446 in Canada and $68,610 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2015 - 2032.

For the three months ended February 28, 2015, the Company had a cumulative carry-forward pool of Canadian Federal Scientific Research & Experimental Development expenditures in the amount of $1,899,994 which can be carried forward indefinitely.

At February 28, 2015, the Company had approximately $371,160 of Ontario harmonization credits, which will expire in the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized. These losses and credits are subject to a full valuation allowance as they are not more likely than not to be realized.

10.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at February 28, 2015, and continuing as at April 14, 2015, the Company is not aware of any pending or threatened material litigation claims against the Company, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the Parties have stipulated to the full and final dismissal of all litigation noted above, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although the Company cannot predict whether these discussions will result in a settlement.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

11.	Financial instruments

(a)  Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.

The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive (loss) income.

Reconciliation of Level 3 fair value measurements:

			February 28, 2014
	Conversion Option	Warrant liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972

Transfer out from level 3(a)	(728,950)	(5,438,022)	(6,166,972)
Closing balance	-	-	-

(a)
As discussed in Notes 5 and 8, the conversion option value of $728,950 and the warrant value of $5,438,022 at December 1, 2013 were reclassified to additional paid-in capital due to the change in functional currency.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

11.	Financial instruments (continued)

(a)  Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	February 28, 2015		November 30, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial Liabilities
Convertible debt(i)	1,428,608	1,429,036	1,377,302	1,379,808

(i)
The Company calculates the interest rate for the convertible debt based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt.

The carrying values of cash, accounts receivable, accounts payable, employee cost payable and capital lease obligations approximates their fair values because of the short-term nature of these instruments.

(b)  Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	February 28, 2015	November 30, 2014
	$	$

Total accounts receivable	418,873	1,011,133
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	418,873	1,011,133

Not past due	388,130	982,313
Past due for more than 31 days but no more than 60 days	-	5,950
Past due for more than 91 days but no more than 120 days	30,743	22,870
Total accounts receivable, net	418,873	1,011,133

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the three months ended February 28, 2015 and February 28, 2014, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

11.	Financial instruments (continued)

(b)  Interest rate and credit risk (continued)

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)   Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d)  Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at February 28, 2015:

					February 28, 2015
	Less than 3 months	3 to 6 months	6 to 9 months	9 months 1 year	Greater than 1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	716,506	-	-	-	-	716,506
Accrued liabilities	604,480	-	-	-	-	604,480
Capital lease	6,238	6,238	6,238	6,238	36,148	61,100
Related parties
Employee costs payable	178,879	-	-	-	-	178,879
Convertible debenture (Note 5)	45,339	1,515,277	-	-	-	1,560,616
	1,551,442	1,521,515	6,238	6,238	36,148	3,121,581

12.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue and accounts receivable of the Company.

Intellipharmaceutics International Inc.
Notes to the condensed unaudited interim consolidated financial statements
For the three months ended February 28, 2015 and 2014
(Stated in U.S. dollars)

12.	Segmented information (continued)

	February 28, 2015	February 28, 2014
	$	$

Revenue
Canada	-	-
United States	1,139,685	4,681,058
	1,139,685	4,681,058

	February 28, 2015	November 30, 2014
Total assets
Canada	7,315,205	7,875,035

Total property and equipment
Canada	1,565,716	1,618,897